Exhibit 99.1

GRUPO TMM COMPANY CONTACT: Jacinto Marina, Chief Financial Officer 011-525-55-629-8790 (jacinto.marina@tmm.com.mx)	AT DRESNER CORPORATE SERVICES: Kristine Walczak (general investors, analysts and media) 312-726-3600 (kwalczak@dresnerco.com)

Brad Skinner, Senior Vice President Investor Relations 011-525-55-629-8725 (brad.skinner@tmm.com.mx)	AT MAPLE COMMERCIAL FINANCE GROUP: James A. Culver, PhD, Managing Director 201-369-3032 (jimc@mapleusa.com)

Marco Provencio Press Relations, Proa/Structura 011-525-55-629-8758; 011-525-55-442-4948 (mp@proa.structura.com.mx)

TMM CLOSES REFINANCING OF ITS RECEIVABLES
SECURITIZATION FACILITY

Mexico City, August 22, 2003 - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) ("Grupo TMM" or the "company"), has completed the refinancing of the outstanding amounts under its existing receivables securitization program. After giving effect to the amendments to the transaction, there will be approximately $54 million of outstanding certificates issued by the securitization trust. The new certificates require monthly amortization of principal and interest and mature in three years. This refinancing improves the company's overall liquidity by allowing the release of excess cash retained in the securitization trust and significantly improves the maturity profile of the payments due under the receivables securitization program, which had become payable in June 2003.

Funding for the refinancing was arranged by the U.S.-based Maple Commercial Finance Group, a division of Toronto-based Maple Financial Group Inc., and funding was provided by affiliate Maple Bank GmbH, a German commercial bank. Mexico City-based Axis Advisors LP acted as structuring agent and co-arranger, and provided financial advisory services to the company.

The foregoing is announced as a matter of record only, and does not constitute an offer to sell securities or the solicitation of an offer to buy securities.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx. Grupo TMM is listed on the New York Stock Exchange under the symbol TMM and Mexico's Bolsa Mexicana de Valores under the symbol TMM A.